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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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[TELECOM ITALIA LOGO]                                                 [HP LOGO]

PRESS RELEASE

TELECOM ITALIA AND HP ANNOUNCE STRATEGIC OUTSOURCING AGREEMENT

The five-year agreement is valued at 225 Million Euros

Rome, 21st February 2003 - Telecom Italia, the most important Italian group, leader in wireline and wireless telecommunication services and a key player in the ICT market, and HP (NYSE:HPQ), leading global provider of IT solutions and services, reached a Management Services & Outsourcing agreement, for a duration of five years, worth 225 Million Euros.

Under the terms of the agreement, HP will provide office automation management for Telecom Italia, which will achieve significant cost savings in the group's distributed IT environment management, and allow the group to focus its skills and resources on its core business.

 Moreover, HP will access Telecom Italia's operational structures and skills in the SAP environment for Italy. Such access will enable the flexibility and economies of scale HP needs for its fast growing requirements in this field. The main components of the agreement are:

-	HP will provide asset management, help desk, maintenance and management services for 90,000 workstations, leveraging the existing skills of approximately 600 specialists from IT Telecom -the Telecom Italia Business Unit Information Technology Group- who will join a new HP entity specialized in the delivery of such services.

-	IT Telecom  will host HP systems and will manage HP operations for SAP environments.

"This agreement enables Telecom Italia to reinforce its strategy focusing on its core business whilst further consolidating its competitiveness. The partnership with HP will result in a significant IT cost reduction and better levels of service " said Mr. Arrigo Andreoni, CEO and General Manager, IT Telecom, "while ensuring a high level of services and quality to HP for SAP systems management".

"The agreement will reinforce HP's positioning in the outsourcing market, as a
leading provider of on-demand IT services.   It also clearly demonstrates HP's ,
innovation, efficiency and leadership in the management of IT infrastructure in complex environments " said Francesco Serafini, Senior Vice President and General Manager, HP Services EMEA. "Our capability of providing services in response to different levels of demand and user profiles has been the key element in our offer, and supports Telecom Italia's requirements to derive more value from its IT investments whilst further increasing the group's flexibility towards changing market requirements ".

This agreement between HP and Telecom Italia will become binding and operational once the consultations with the Unions have been completed and the approval of the Italian Antitrust Authority is received.

***

HP is a leading global provider of products, technologies, solutions and services to consumers and businesses. The company's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing solutions. HP completed its merger transaction involving Compaq Computer Corporation on May 3, 2002.

****

This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include employee management issues; the timely development, production and acceptance of services and their feature sets; the challenge of managing asset levels, including inventory; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's quarterly report on Form 10-Q for the quarter ended July 31, 2002 and reports filed subsequent to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. HP assumes no obligation to update these forward-looking statements.


Telecom Italia:                                 Hewlett-Packard
Communication & Media Relations	                Media Contact

Ufficio Stampa                                  Daniele Mason
Information Technology                          HP Services EMEA AR/PR Manager
+39 0636882023-0636882066                       Mobile: +33 (0)6 03 32 80 86
www.telecomitalia.it/stampa                     email: dmason@webershandwick.com

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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 21, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager